Exhibit 99.3

NICE Presents Accolades to EMEA Customers for Cutting Edge Innovation

Winners announced at NICE EMEA Interactions 2018 demonstrated excellence in six categories including first time awards for distinction in cloud roll outs and implementation of best practices

Hoboken, N.J., June 7, 2018 – NICE (Nasdaq: NICE) today revealed the winners of its 2018 EMEA CX Excellence Awards which were presented at Interactions EMEA held in the UK on June 5-6. The winners were given the accolades for exhibiting unprecedented increases in customer experience, improved business performance and an empowered, engaged workforce by harnessing NICE solutions in novel ways.

The award winners were selected across six categories:

•	Business Impact Excellence: for implementing programs that deliver measurable improvements supporting their business goals, in particular around operational efficiency and/or revenue generation.

o	Sky won the award for leveraging NICE Robotic Automation to drive up efficiency and boost customer experience while fostering trust amongst its customers.

•	Employee Engagement Excellence: for utilizing NICE WFO solutions to successfully engage and motivate their workforce via notable changes in agent absenteeism, attrition and agent utilization

o
Legal & General has been given this award for improving employee engagement, aligning the organization on shifts and holidays, driving up adherence and ensuring more effective forecasting and scheduling, all of which delivered significant annual cost savings.

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Customer Experience Excellence: recognizes customers who have taken steps to improve their customer experience resulting in improvements in first call resolution, service level or Net Promoter Score (NPS).

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NewDay took the accolade for building programs that more comprehensively measure associates, deliver insights to retail clients that help them better understand and improve their own processes as well as ensure faster customer resolution.

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Cloud Excellence: celebrates customers for successfully harnessing cloud-based technology to achieve business goals, demonstrating business impact, cost reductions and best practices, including efficiency of roll-out and solution adoption.

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TechStyle won this award for transforming customer experience using NICE inContact CXone by closely aligning their workforce optimization with routing of agent-assisted and self-service customer interactions, including AI chatbot functionality that delivered 24/7 availability to self-service chat. As a result, TechStyle saw a significant jump in customer satisfaction as well as cost savings.

•	Analytics Excellence: rewards customers who have successfully leveraged analytics and achieved high user adoption rates as well as tangible business results.

o
Bumicom – received this accolade for implementing NICE Nexidia Analytics solutions, supported by Managed Services, that have led to significant business returns for multiple customers in the Netherlands

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Rookie of the Year: is given to customers for excelling in communication and partnership as well as implementing best practices including efficiency of roll-out, product/solution adoption as well as training of agents and supervisory staff.

o	ABN AMRO was presented this accolade for harnessing Nexidia Interaction Analytics to derive insights that improved the customer journey and ensured cost efficiency.

John O’Hara, President of NICE EMEA said: “We're excited to present awards for the second year to unique companies who have shown exceptional innovation, leadership and initiative in delivering results that make a real difference to their customers, employees and partners, while also contributing to their company's bottom line. NICE is proud to contribute to the success of its customers via our innovative offering and pleased to honor them by way of these awards. Thanks to the winners for sharing their journeys at Interactions EMEA 2018”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.